Exhibit 3(i) 4

AMENDMENT TO

AMENDED AND RESTATED

ARTICLES OF INCORPORATION,

AS AMENDED

OF

SOUTHERN TRUST SECURITIES HOLDING CORP.

Pursuant to Sections 607.1006 and 607.0602 of the Florida Business Corporation Act, the undersigned, being the Chief Executive Officer of SOUTHERN TRUST SECURITIES HOLDING CORP. (hereinafter the "Corporation"), a Florida corporation, does hereby certify:

         FIRST: The Articles of Incorporation of the Corporation were originally filed with the Department of State of Florida on January 14, 1998, Document No. P98000004194.

         SECOND: This Amendment to the Amended and Restated Articles of Incorporation, as Amended, was duly adopted by all of the Directors of the Corporation on November 16, 2007.  To effect the foregoing, the following designation is hereby added at the end of Article III of the Corporation’s Amended and Restated Articles of Incorporation, as Amended, amending and superseding the Amendment providing for Series C Preferred Stock previously filed on November 26, 2007:

Series C Preferred Stock

1. Designation. The distinctive designation of the series of Preferred Stock established hereby shall be the “Series C 8% Convertible Preferred Stock” (the “Series C Preferred Stock”).

2. Number of Shares. The total number of shares of Series C Preferred Stock shall be 1,000,000 shares, no par value per share. The number of shares of Series C Preferred Stock may from time to time be decreased (but not below the number then outstanding) by the Board of Directors, but may not be increased.

3. Dividends. The Series C 8% Convertible Preferred Stock provides for non-cumulative dividends at the rate of 8% per year, payable quarterly, in cash or shares of the Corporation’s common stock at the Corporation’s election. In the event the Corporation elects to pay such dividends in shares of the Corporation’s Common Stock, the number of shares to be issued shall be based on the average of the closing prices of the Corporation’s Common Stock, as reported on the OTC Bulletin Board (or such other market on which the Corporation’s Common Stock is then traded) for the 10 consecutive trading days preceding the record date for each such dividend, with such record date being the 14th day preceding the end of each calendar quarter.  Prior to the stock trading, management will determine the price.

4. Conversion. Each share of Series C Convertible Preferred Stock shall be convertible into shares of the Corporation’s Common Stock at any time after six (6) months from date of issuance of the Preferred Stock, subject to adjustment for customary anti-dilution events (Conversion Rate). The rate shall be at 4.0 shares of common stock per each Series C Preferred Share.  Subject to certain restrictions, the Series C 8% Convertible Preferred Stock shall automatically convert into shares of the Corporation’s Common Stock upon any of the following events: (i) the sale by the Corporation of all or substantially all of its assets; (ii) the consummation of a merger or a consolidation in which the Corporation is not the survivor; or (iii) the sale or exchange of all or substantially all of the outstanding shares of the Corporation’s common stock.

5. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, the holders of Series C Convertible Preferred Stock shall have a liquidation preference over holders of common stock.

6. Redemption. The Series C 8% Convertible Preferred Stock shall be redeemable, at the option of the Corporation, for cash in the amount of $11.00 per share of Series C Convertible Preferred Stock or for shares of the Corporation’s Common Stock in accordance with the Conversion Rate, in the event that the closing sale price of the Corporation’s Common Stock, as reported on the OTC Bulletin Board (or such other market on which the Corporation’s Common Stock is then traded), is greater than or equal to $4.50 for any consecutive five (5) trading days. Any redemption by the Corporation shall be subject to 15 days written notice.

7. Voting Rights. Holders of the Series C Preferred Stock shall not have any voting rights.

8. Severability of Provisions. If any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the shares of Series C Preferred Stock set forth in these Articles are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of the shares of Series C Preferred Stock set forth in these Articles that can be given effect without giving effect to the invalid, unlawful or unenforceable provision shall, nevertheless, remain in full force and effect and no preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the shares of Series C Preferred Stock herein set forth shall be deemed dependent upon any other provision hereof unless so expressed herein.

THIRD: The foregoing amendment was adopted by all of the Directors of the Corporation in accordance with sections 607.1006 and 607.0602 of the Florida Business Corporation Act on November 16, 2007.  Shareholder approval was not required.

IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Amended and Restated Articles of Incorporation this 28th day of November, 2007.

SOUTHERN TRUST SECURITIES HOLDING CORP.

By:	/s/ Robert Escobio
Robert Escobio
Chief Executive Officer